UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30334 / December 28, 2012

_____

In the Matter of   :
                                                                               :
LORD, ABBETT & CO. LLC   :
LORD ABBETT DISTRIBUTOR LLC   :
LORD ABBETT GLOBAL FUND, INC.   :
LORD ABBETT INVESTMENT TRUST   :
LORD ABBETT SECURITIES TRUST   :
                                                                               :
90 Hudson St.,   :
Jersey City, NJ 07302   :
                                                                               :
(812-14047)   :
_____:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

Lord, Abbett & Co. LLC, Lord Abbett Distributor LLC, Lord Abbett Global Fund, Inc., Lord
Abbett Investment Trust, and Lord Abbett Securities Trust filed an application on June 26, 2012,
and amendments to the application on October 26, 2012, October 26, 2012, and November 30,
2012, requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act")
granting an exemption from rule 12d1-2(a) under the Act. The order would permit open-end
management investment companies relying on rule 12d1-2 under the Act to invest in certain
financial instruments.

On December 6, 2012, a notice of the filing of the application was issued (Investment Company
Act Release No. 30297). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered, and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the
public interest and consistent with the protection of investors and the purposes fairly intended by
the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, that the exemption under section 6(c) of the Act from rule 12d1-2(a) under the Act requested by Lord, Abbett & Co. LLC, et al. (File No. 812-14047) is granted, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary